Delisting Determination, The Nasdaq Stock Market, LLC,
February 9, 2022,  Advaxis, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Advaxis, Inc.
(the Company), effective at the opening of the trading session on February 22, 2022.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2). The Company was notified of the
Staff determination on June 22, 2021. The Company appealed the determination to a Hearings Panel (Panel) on July 29, 2021.
On August 9, 2021, the Panel granted the Company request to remain listed subject to certain conditions. On November 19, 2021, the Panel granted the Company an extension to regain compliance on or before December 20, 2021, which represented the full extent of the Panel discretion.
On December 21, 2021, the Panel issued a delist decision after the Company failed to regain compliance with the Exchange listing requirements. The Company did not appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company common stock became final on February 4, 2022.